MUELLER INDUSTRIES, INC.
INSIDER TRADING POLICY

THIS POLICY HAS BEEN APPROVED BY THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS OF MUELLER INDUSTRIES, INC. (“the Company”)
ON FEBRUARY 6, 2023
AND IS APPLICABLE TO ALL DIRECTORS, OFFICERS, EMPLOYEES,
ADVISORS, AND CONSULTANTS OF THE COMPANY
Policy Statement
The purchase or sale of securities while possessing material nonpublic information or the selective disclosure of such information to others who may trade is prohibited by federal and state laws.
Mueller Industries, Inc. (the “Company”) has adopted the following policy with respect to purchases and sales of the Company's securities by directors, officers, employees, advisors and consultants of the Company and its subsidiaries who have material nonpublic information about the Company and about other firms with which it works closely. For purposes of this policy, outside directors, advisors and consultants are included within the term “employee.” Each employee is responsible for ensuring that he or she does not violate federal or state securities laws or the Company’s policy concerning securities trading. This policy is designed to promote compliance with federal securities laws and to protect the Company, as well as those persons, from the very serious liabilities and penalties that can result from violations of these laws.
Potential penalties for insider trading violations include civil fines for up to three times the profit gained or loss avoided by the trading, criminal fines of up to $5,000,000, or jail sentences of up to 20 years. In addition, a company whose employee violates the insider prohibitions may be liable for civil fines of up to the greater of $1,000,000 or three times the profit gained or loss avoided as a result of the employee's insider trading violations.
The Company’s Policy
Company employees may not trade in the stock or other securities of any firm when they know “material nonpublic information” about the firm. This restriction on “insider trading” is not limited to trading in the Company’s securities. It includes trading in the securities of other firms such as customers, suppliers or vendors of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those other firms.
“Trading” includes purchases and sales of stock, bonds, debentures, options, puts, calls and other similar securities. This policy includes trades made pursuant to any investment direction under employee benefit plans as well as trades in the open market. This policy also applies to the exercise of options with an immediate sale of some or all of the shares through a broker (a “cashless exercise”).
Employees must not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities on the basis of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, whether or not the employee derives any benefit from another’s actions.
The same restrictions apply to family members and other persons living in an employee’s household. Employees are expected to be responsible for the compliance of the members of their immediate family and personal household.
Because of the unique potential for abuse of material nonpublic information, it is also the Company’s policy that directors, officers and employees may not engage in short-term speculative transactions involving “trading” in the Company’s securities. This would include short sales and buying or selling puts or calls. The Company’s Anti Hedging and Pledging Policy is included in the Company’s Corporate Governance Guidelines.
Policies 2023 Insider Trading

Definition of Material Nonpublic Information
Material information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Therefore, any information that could reasonably be expected to affect the price of the security is material. While it is not possible to create an exhaustive list, the following items are some types of information or events that the Securities and Exchange Commission has indicated may be material:
•    Earnings information
•    A pending or prospective merger, acquisition, tender offer or joint venture
•    A significant sale of assets or disposition of a significant subsidiary
•    A gain or loss of a material contract, customer or supplier
•    The development or release of a new product or service
•    Changes in senior management
•    The offering of additional securities
Both positive and negative information can be material. Because any trading that receives scrutiny will be evaluated after the fact (with the benefit of hindsight), questions concerning the materiality of particular information should be reviewed in consultation with the Company’s General Counsel.
Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. Information is considered to be available to the public only when it has been released to the public through appropriate channels, e.g., by means of a press release or a statement from one of the Company’s senior officers, and enough time has elapsed to permit the investment market to absorb and evaluate the information. As a general rule, information is considered nonpublic until the second business day after the date of public disclosure.
Unauthorized Disclosure
Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. Information an employee learns about the Company or its business plans in connection with his or her employment is potentially “inside” information until publicly disclosed or made available by the Company. The employee should treat all such information as confidential and proprietary to the Company. The employee may not disclose it to others, such as family members, other relatives, or business or social acquaintances, who do not need to know it for legitimate business reasons.
Also, the timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to the employee, the Company and its management. Accordingly, it is important that only specifically designated representatives of the Company discuss the business of the Company and its affiliates and subsidiaries with the news media, securities analysts and investors. There are also very strict regulations governing such communications. If you receive any inquiry of this nature, you should, without comment, refer the inquiry to the Company’s Chief Financial Officer, Chief Executive Officer (CEO) or General Counsel.
Trading Windows
Employees with access to the Company’s quarterly earnings information (regardless of whether such access is to the quarterly earnings information of the Company as a whole or only one or more of the Company’s operating segments) prior to the release of such information to the public are permitted to trade in the Company’s securities only during four yearly “window periods.” The General Counsel will notify those employees who are subject to this restriction. The four window periods are those periods commencing on the second trading day following the date of release to the public of the Company’s earnings for the prior fiscal quarter and ending on the last day of the second month of the

Policies 2023 Insider Trading

fiscal quarter. Generally, the earnings release will occur between 25 and 45 days after the end of each fiscal quarter. For example, if the earnings for the fiscal quarter ended on March 31st are released on May 8th, trades may be made only during the period commencing on May 10th (assuming May 8, 9 and 10 are trading days that year) and ending on May 31st.
In addition to the foregoing, from time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees, such as a cybersecurity incident. So long as the event remains material and nonpublic, those persons designated by the General Counsel may not trade in the Company’s securities, even during a window period. The General Counsel will communicate any event-specific trading restriction to the relevant personnel. The existence of an event-specific trading restriction may not be announced to the Company as a whole, and should not be communicated to any person.
All employees required to trade during window periods are required to contact the Company’s General Counsel prior to initiating any trade in the Company’s securities, or making a gift or charitable donation of Company securities (including transfers to family trusts, GRATs or similar estate planning vehicles), at any time of the year, whether during a window period or not. Such employees wishing to trade other than during a window period may make application for an exception to this Policy based on good cause. Applications for an exception must be made for each transaction, prior to the transaction, and will be reviewed and decided in management’s sole discretion.
Please note that the restrictions outlined above do not apply to or affect the ability of employees to exercise stock options, or exercise a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to a stock option to satisfy tax withholding requirements; however, they do apply to the sale of the shares issued upon exercise of such stock options, including any sale of stock as part of a broker-assisted cashless exercise of any option. These restrictions also do not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which an employee elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of restricted stock or restricted stock units. Further, bona fide gifts are not transactions subject to this Policy, unless (i) the person making the gift has reason to believe that the recipient intends to sell the Company securities while the person making the gift is aware of material nonpublic information (or the person making the gift is subject to the “window period” restrictions specified above and such person has reason to believe that the recipient intends to sell the Company securities outside of a window period) or (ii) the person making the gift will receive value related to the gift or donation (e.g., a tax deduction related to a charitable donation).
In addition, purchases or sales of the Company’s securities made pursuant to, and in compliance with, a written plan that meets the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 (a “Trading Plan”) may be made by an employee without restriction to any particular period and without pre-clearance by the Company’s General Counsel provided that (i) the Trading Plan was established in good faith, in compliance with the requirements of Rule 10b5-1, at a time when such employee was not in possession of material nonpublic information about the Company and the Company had not imposed any trading blackout period and (ii) such employee notifies the Company’s General Counsel prior to the adoption of such Trading Plan. Any employee maintaining a Trading Plan is required to notify the Company’s General Counsel prior to adopting any amendments to the Trading Plan or terminating the Trading Plan prior to the expiration of its term.
Personal Responsibility; Assistance
Each employee should remember that the ultimate responsibility for adhering to this policy and avoiding improper trading rests with the employee. In this regard, it is important that each employee use his or her best judgment. If an employee violates this policy, the Company may take disciplinary action, up to and including termination.
Compliance with this policy by all employees is of the utmost importance both for the employee and for the Company. Any person who has any questions about the application of this policy to any particular case may obtain additional guidance from the General Counsel.

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Policies 2023 Insider Trading